SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH. D.C. 194

SECURITIES AND EXCHANGE COMMISSION

15049051

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Benfield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Street
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Murphy 312-381-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive, (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter F. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Benfield Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
KIM M BYRNE
Notary Public - State of Illinois
My Commission Expires Nov 5, 2018

Peter F. Murphy
Signature

Chief Financial Officer
Title

Kim M. Byrne
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Benfield Securities, Inc.

Statement of Financial Condition

December 31, 2014

Contents

STATEMENT OF FINANCIAL CONDITION

Aon Benfield Securities, Inc.
December 31, 2014
With Report of Independent
Registered Public Accounting Firm

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholders
Aon Benfield Securities, Inc.

We have audited the accompanying statement of financial condition of Aon Benfield Securities, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aon Benfield Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Aon Benfield Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 25,016,335
Receivables from affiliates	111,585,006
Fees receivable	7,769,904
Interest receivable	1,443
Prepaid expenses and other assets	4,370
Total assets	$ 144,377,058
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 2,412,741
Income taxes payable to affiliate	7,238,780
Deferred advisory fees	1,792,370
Accounts payable and accrued expenses	49,000
Total liabilities	11,492,891
Stockholder's equity:	
Common stock; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	129,313,167
Total stockholder's equity	132,884,167
Total liabilities and stockholder's equity	$ 144,377,058

See notes to financial statements.

Aon Benfield Securities, Inc.

Notes to Financial Statements

December 31, 2014

1. Organization and Operations

Aon Benfield Securities, Inc. (the Company), a New York Corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB), the National Futures Association (NFA), and all fifty states' securities commissions. The Company is owned by Aon Group, Inc., an indirect wholly owned subsidiary of Aon Corporation which, in turn, is a wholly-owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of nonaffiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company's Annuity Solutions Group provides advice, consulting and other services to assist insurance companies in the management of their portfolios of variable annuities. These services may include the sale of licenses to use the Company's proprietary software.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Revenue Recognition

Underwriting fees from securities offerings and related advisory and other fees are recorded when earned, net of third-party fees. Any unearned fee collected in advance is recorded as deferred advisory income. Commission revenues represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded when earned.

Revenue from sales of software licenses is recognized when persuasive evidence of an arrangement exists; delivery of the basic software code has occurred; the license fee is fixed or determinable; and collection of the license fee is probable. Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when earned and received. Interest income is recorded on an accrual basis.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments in ASU 2014-09 by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that ASU 2014-09 will have on the Company's financial statements and evaluating which adoption method to apply.

3. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

3. Fair Value Measurements (continued)

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2014, investments in money market funds with a fair value of $21,413,912 were measured using quoted prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition. Money market funds are carried at cost. Based on market convention, the Company considers cost a practical and expedient measure of fair value.

4. Income Taxes

The Company is included in Aon Corporation's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. Federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory rate of 35% and the Company's effective rate of 41% is due to state income taxes.

The Company had no unrecognized tax benefits at December 31, 2014. The Company does not expect the unrecognized tax positions to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

The open tax years are those that are open for examination by taxing authorities. The Company has substantially concluded all U.S. federal income tax matters for years through 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2005.

5. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. At December 31, 2014, the note has a balance of $111,338,247 and is included in receivables from affiliates in the statement of financial condition. The note accrues interest at a variable rate of 0.25% at December 31, 2014, and is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2014, net capital was $12,946,776, which was $12,180,583 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.89 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date these financial statements were issued, with no events noted that would require recognition or disclosure in the financial statements except for the following:

On January 14, 2015, the Company entered into a revolving subordinated loan agreement with Aon Corporation. The one-year agreement allows the Company to borrow up to $240,000,000 at an interest rate determined at the time of drawdown in order to fund firm commitment underwritings.

EY

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Stockholders

Aon Benfield Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Member and Management of Aon Benfield Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments for the year ended December 31, 2014, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.